                          UNITED STATES
                SECURITIES AND EXCHANGE COMMISSION
                      Washington, DC  20549

                            FORM U-3A-2

                                           File No.


 Statement by Holding Company Claiming Exemption Under Rule U-3A-2 from the Provisions of the Public Utility Holding Company Act of
1935

                To Be Filed Annually Prior to March 1


                         SCANA CORPORATION

hereby files with the Securities and Exchange Commission, pursuant to Rule 2, its statement claiming exemption as a holding company from the provisions of the Public Utility Holding Company
Act of 1935, and submits the following information:

     1. Name, State of organization, location and nature of business of claimant and every subsidiary thereof, other than any exempt wholesale generator (EWG) or foreign utility company in which claimant directly or indirectly holds an interest.

     SCANA Corporation is a South Carolina corporation incorporated in 1984 and has its principal executive office at 1426 Main Street, Columbia, South Carolina 29201.

     Claimant currently has thirteen direct and six indirect wholly owned subsidiaries. The principal business of the subsidiaries, collectively, is the generation, transmission, distribution and sale of electricity in South Carolina; the purchase, transmission, distribution, storage and sale of natural gas and propane in South Carolina; and the development and operation of oil and gas producing properties in six states and Federal and state waters offshore Texas, Louisiana and Alabama.

     The claimant's wholly owned subsidiaries are as follows:

     (1) South Carolina Electric & Gas Company (SCE&G), a South Carolina corporation, generates and sells electricity to wholesale and retail customers, purchases, sells and transports natural gas at retail and provides public transit service in Columbia, South Carolina;

    (2)  South Carolina Generating Company, Inc. (GENCO), a South
         Carolina corporation, owns and operates Williams Station, a 560 MW coal-fired electric generating plant, and sells electricity to SCE&G;

   (3) South Carolina Fuel Company, Inc., a South Carolina corporation, acquires, owns and provides financing for SCE&G's nuclear fuel, fossil fuel and sulfur dioxide emission allowances;

         (4) Suburban Propane Group, Inc. (Suburban), purchases, delivers, and sells propane. Suburban holds all the capital stock of two immaterial subsidiaries;

         (5)   SCANA Resources, Inc., a South Carolina
               corporation, conducts energy-related businesses and services. SCANA Resources, Inc. holds all of the capital stock of one immaterial subsidiary;

        (6) SCANA Communications, Inc., a South Carolina corporation, provides fiber optic telecommunications and video conferencing and invests in companies developing personal communications services for wireless communications;

       (7) SCANA Energy Marketing, Inc., a South Carolina corporation, markets natural gas and other light hydrocarbons. Also owns gas gathering systems and provides energy-related risk management services to producers and consumers;

       (8)     SCANA Petroleum Resources, Inc. (Petroleum
               Resources), a South Carolina corporation, owns and/or operates interests in oil and gas properties. Petroleum Resources holds all of the capital stock of one immaterial subsidiary;

       (9) ServiceCare, Inc., a South Carolina corporation, provides energy-related products and services beyond the energy meter, principally service contracts on home appliances;

      (10) Primesouth, Inc., a South Carolina corporation, engages in power plant management and maintenance services. Primesouth, Inc. holds all of the capital stock of one immaterial subsidiary;

      (11) South Carolina Pipeline Corporation, a South Carolina corporation, purchases, sells and transports natural gas to wholesale and direct industrial customers and owns and operates two LNG plants for the liquefaction, regasification and storage of natural gas. South Carolina Pipeline Corporation holds all the capital stock of one immaterial subsidiary;

     (12) SCANA Propane Services, Inc., a South Carolina corporation, owns and operates an underground propane storage facility and leases cavern storage to industries, utilities and others;

     (13) SCANA Development Corporation (Development Corporation), a South Carolina corporation, has engaged in the acquisition, development, management and sale of real estate. Development Corporation has sold a significant portion of its properties and is in the process of liquidation.

     2. A brief description of the properties of claimant and each of its subsidiary public utility companies used for the generation, transmission, and distribution of electric energy for sale, or for the production, transmission, and distribution of natural or manufactured gas, indicating the location of principal generating plants, transmission lines, producing fields, gas manufacturing plants, and electric and gas distribution facilities, including all such properties which are outside the State in which claimant and its subsidiaries are organized and all transmission or pipelines which deliver or receive electric energy or gas at the borders of such State.

     A.   Description of properties of claimant:

          SCANA Corporation owns no such property. It holds all the capital stock of each of its subsidiaries except for
          (i) the preferred stock of SCE&G, (ii) the capital stock of USA Cylinder Exchange, Inc. and Santee Distributing Corporation, which capital stock is held by Suburban, (iii) the capital stock of C&T Pipeline Company, Inc., which capital stock is held by South Carolina Pipeline Corporation, (iv) the capital stock of Palmark, Inc., which capital stock is held by Primesouth, Inc., (v) the capital stock of Instel, Inc., which capital stock is held by SCANA Resources, Inc., and (vi) the capital stock of SPR Gas Services, Inc., which capital stock is held by Petroleum Resources.

     B. Description of properties of claimant's wholly owned subsidiary public utility companies:

SOUTH CAROLINA ELECTRIC & GAS COMPANY

     The following table gives information with respect to electric generating facilities of SCE&G.

                                                        Net Generating
                                                          Capability
  Type             Name             Location            (Kilowatts)(1)

Steam             Canadys          Canadys, SC               430,000
                  McMeekin         Irmo, SC                  252,000
                  Urquhart         Beech Island, SC          250,000
                  Wateree          Eastover, SC              700,000
                  Summer (2)       Parr, SC                  628,000
                  Cope (3)         Cope, SC                  385,000
                  D-Area (4)       DOE Savannah River
                                     Site, SC                 17,000

Gas Turbines      Burton           Burton, SC                 28,500
                  Faber Place      Charleston, SC              9,500
                  Hardeeville      Hardeeville, SC            14,000
                  Canadys          Canadys, SC                14,000
                  Urquhart         Beech Island, SC           38,000
                  Coit             Columbia, SC               30,000
                  Parr             Parr, SC                   60,000
                  Williams(5)      Goose Creek, SC            49,000
                  Hagood           Charleston, SC             95,000

Hydro             Columbia         Columbia, SC               10,000
                  Neal Shoals      Carlisle, SC                5,000
                  Parr Shoals      Parr, SC                   14,000
                  Saluda           Irmo, SC                  206,000
                  Stevens Creek    Martinez, GA                9,000

Pumped Storage    Fairfield        Parr, SC                  512,000

                     Total                                 3,756,000


(1)     Summer rating.
(2) Operated by SCE&G under a joint ownership agreement. Represents SCE&G's two-thirds ownership of the Summer Station.
(3)     Plant began commercial operation in January, 1996.
(4) This plant is operated under lease from the Department of Energy (DOE) and is dispatched to DOE's Savannah River Site steam needs. "Net Generating Capability" for this plant is expected average hourly output. The lease expires on October 1, 2005.
(5) The two gas turbines at Williams are leased and have a net capability of 49,000 KW. This lease expires on June 29, 1997.

     All purchases, deliveries and sales of electricity take place within the State of South Carolina or as interstate commerce at the State line.

     SCE&G owns 430 substations having an aggregate transformer capacity of 21,078,351 KVA. The transmission system consists of 3,142 miles of lines and the distribution system consists of 15,840 pole miles of overhead lines and 3,331 trench miles of underground lines.

     SCE&G's gas system consists of approximately 7,029 miles of three-inch equivalent distribution pipelines and approximately 11,474 miles of distribution mains and related service facilities, installed in communities pursuant to terms of franchises granted by each community. SCE&G has propane air peak shaving facilities which can supplement the supply of natural gas by gasifying propane to yield the equivalent of approximately 102,000 MCF of natural gas per day.

     All purchases, deliveries and sales of gas take place within the State of South Carolina.

SOUTH CAROLINA GENERATING COMPANY, INC. (GENCO)

     GENCO owns Williams Station, a 560 MW coal-fired generating plant located in Goose Creek, South Carolina, and sells electricity to SCE&G. All sales and deliveries take place within the State of South Carolina.

     3. The following information for the last calendar year with respect to claimant and each of its subsidiary public utility companies:

          (a) Number of KWH of electric energy sold (at retail or wholesale), and MCF of natural or manufactured gas distributed at retail.

               Claimant
               SCANA Corporation:  None

               Subsidiary Public Utility Companies
               SCE&G:
               18,011,738,794 KWH
               24,453,192 MCF

               GENCO:
               Sold all of the generation of Williams Station
               (4,037,199,000 KWH) to SCE&G under a unit power sales agreement.

        (b) Number of KWH of electric energy and MCF of natural or manufactured gas distributed at retail outside the State in which each such company is organized.

               None

        (c) Number of KWH of electric energy and MCF of natural or manufactured gas sold at wholesale outside the State in which each such company is organized, or at the State line.

               694,107,000 KWH
        (d) Number of KWH of electric energy and MCF of natural or manufactured gas purchased outside the State in which each such company is organized, or at the State line.

               201,923,000 KWH

     4. The following information for the reporting period with respect to claimant and each interest it holds directly or indirectly in an EWG or a foreign utility company, stating monetary amounts in United States dollars:

       (a) Name, location, business address and description of the facilities used by the EWG or foreign utility company for the generation, transmission and distribution of electric energy for sale or for the distribution at retail of natural or manufactured gas.

             None

       (b) Name of each system company that holds an interest in such EWG or foreign utility company; and description of the interest held.

             None

       (c) Type and amount of capital invested, directly or indirectly, by the holding company claiming exemption; any direct or indirect guarantee of the security of the EWG or foreign utility company by the holding company claiming exemption; and any debt or other financial obligation for which there is recourse, directly or indirectly, to the holding company claiming exemption or another system company, other than the EWG or foreign utility company.

             None

       (d) Capitalization and earnings of the EWG or foreign utility company during the reporting period.

             None

       (e) Identify any service, sales or construction contract(s) between the EWG or foreign utility company and a system company, and describe the services to be rendered or goods sold and fees or revenues under such agreement(s).

             None

                                 EXHIBIT A

     A consolidating statement of income and retained earnings of the claimant and its subsidiary companies for the last calendar year, together with a consolidating balance sheet of claimant and its subsidiary companies as of the close of such calendar year.



6



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


                                                  SCANA CORPORATION
                            CONSOLIDATING STATEMENT OF INCOME AND RETAINED EARNINGS
                                      FOR THE YEAR ENDED DECEMBER 31, 1996
                                               (THOUSANDS OF DOLLARS)

                                             SCANA          SOUTH CAROLINA      SOUTH CAROLINA
                                          CORPORATION       ELECTRIC & GAS        GENERATING
                                         CONSOLIDATED          COMPANY           COMPANY, INC.

OPERATING REVENUES:
  ELECTRIC                                1,106,524           1,106,664             95,344
  GAS                                       403,199             234,825
  TRANSIT                                     3,108               3,108
    TOTAL OPERATING REVENUES              1,512,831           1,344,597             95,344

OPERATING EXPENSES:
  FUEL USED IN ELECTRIC GENERATION          250,516             187,100             63,416
  PURCHASED POWER                            11,449             106,792
  GAS PURCHASED FOR RESALE                  276,843             157,118
  OTHER OPERATION                           238,901             222,361              5,189
  MAINTENANCE                                68,362              64,369              2,236
  DEPRECIATION AND AMORTIZATION             147,557             134,951              7,007
  INCOME TAXES                              118,023             107,734                998
  OTHER TAXES                                87,297              78,647              4,966
    TOTAL OPERATING EXPENSES              1,198,948           1,059,072             83,812

OPERATING INCOME                            313,883             285,525             11,532

OTHER INCOME:
  SUBSIDIARY EQUITY EARNINGS
  ALLOWANCE FOR EQUITY FUNDS USED
   DURING CONSTRUCTION                        7,028               4,055                168
  OTHER INCOME, NET OF INCOME TAXES          21,964                 969                 (4)
    TOTAL OTHER INCOME                       28,992               5,024                164

INCOME BEFORE INTEREST CHARGES
  AND PREFERRED STOCK DIVIDENDS             342,875             290,549             11,696

INTEREST CHARGES (CREDITS):
  INTEREST ON LONG-TERM DEBT, NET           114,954              96,701              7,323
  OTHER INTEREST EXPENSE                     13,283               8,271                154
  ALLOWANCE FOR BORROWED FUNDS USED
   DURING CONSTRUCTION                       (6,081)             (4,905)              (392)
    TOTAL INTEREST CHARGES, NET             122,156             100,067              7,085

PREFERRED STOCK CASH DIVIDENDS               (5,433)             (5,433)

NET INCOME                                  215,286             185,049              4,611

RETAINED EARNINGS AT BEGINNING OF YEAR      497,991             366,236              7,944
OTHER                                          (386)
COMMON STOCK CASH DIVIDENDS DECLARED       (154,725)           (135,800)            (3,000)
RETAINED EARNINGS AT END OF YEAR            558,166             415,485              9,555

EARNINGS AVAILABLE FOR COMMON STOCK         215,286
WEIGHTED AVERAGE NUMBER OF COMMON
    SHARES OUTSTANDING                      105,123
EARNINGS PER SHARE OF COMMON STOCK             2.05





7


                                                  SCANA CORPORATION
                            CONSOLIDATING STATEMENT OF INCOME AND RETAINED EARNINGS
                                          FOR THE YEAR ENDED DECEMBER 31, 1996
                                                (THOUSANDS OF DOLLARS)



                                          SOUTH CAROLINA      SOUTH CAROLINA        SCANA
                                              FUEL            PIPELINE CORP.      DEVELOPMENT
                                           COMPANY, INC.       CONSOLIDATED       CORPORATION

OPERATING REVENUES:
  ELECTRIC                                   182,648
  GAS                                                             326,907
  TRANSIT
    TOTAL OPERATING REVENUES                 182,648              326,907

OPERATING EXPENSES:
  FUEL USED IN ELECTRIC GENERATION           178,116
  PURCHASED POWER
  GAS PURCHASED FOR RESALE                                        278,258
  OTHER OPERATION                                 30               11,492
  MAINTENANCE                                                       1,757
  DEPRECIATION AND AMORTIZATION                                     5,599
  INCOME TAXES                                                      9,291
  OTHER TAXES                                                       3,684
    TOTAL OPERATING EXPENSES                 178,146              310,081

OPERATING INCOME                               4,502               16,826

OTHER INCOME:
  SUBSIDIARY EQUITY EARNINGS
  ALLOWANCE FOR EQUITY FUNDS USED
   DURING CONSTRUCTION                                              2,805
  OTHER INCOME, NET OF INCOME TAXES              290                  (51)           1,108
    TOTAL OTHER INCOME                           290                2,754            1,108

INCOME BEFORE INTEREST CHARGES
  AND PREFERRED STOCK DIVIDENDS                4,792               19,580            1,108

INTEREST CHARGES (CREDITS):
  INTEREST ON LONG-TERM DEBT, NET              4,566                1,491
  OTHER INTEREST EXPENSE                         674                1,396            1,108
  ALLOWANCE FOR BORROWED FUNDS USED
   DURING CONSTRUCTION                          (448)                (336)
    TOTAL INTEREST CHARGES, NET                4,792                2,551            1,108

PREFERRED STOCK CASH DIVIDENDS

NET INCOME                                                         17,029

RETAINED EARNINGS AT BEGINNING OF YEAR                             34,197             (545)
OTHER
COMMON STOCK CASH DIVIDENDS DECLARED                               (8,800)
RETAINED EARNINGS AT END OF YEAR                                   42,426             (545)





8





                                                  SCANA CORPORATION
                            CONSOLIDATING STATEMENT OF INCOME AND RETAINED EARNINGS
                                        FOR THE YEAR ENDED DECEMBER 31, 1996
                                                (THOUSANDS OF DOLLARS)


                                                SCANA            PRIMESOUTH, INC.      SCANA ENERGY
                                          COMMUNICATIONS, INC.    CONSOLIDATED        MARKETING INC.

OPERATING REVENUES:
  ELECTRIC
  GAS
  TRANSIT
    TOTAL OPERATING REVENUES

OPERATING EXPENSES:
  FUEL USED IN ELECTRIC GENERATION
  PURCHASED POWER
  GAS PURCHASED FOR RESALE
  OTHER OPERATION
  MAINTENANCE
  DEPRECIATION AND AMORTIZATION
  INCOME TAXES
  OTHER TAXES
    TOTAL OPERATING EXPENSES

OPERATING INCOME

OTHER INCOME:
  SUBSIDIARY EQUITY EARNINGS
  ALLOWANCE FOR EQUITY FUNDS USED
   DURING CONSTRUCTION
  OTHER INCOME, NET OF INCOME TAXES              6,760                (92)              (4,305)
    TOTAL OTHER INCOME                           6,760                (92)              (4,305)

INCOME BEFORE INTEREST CHARGES
  AND PREFERRED STOCK DIVIDENDS                  6,760                (92)              (4,305)

INTEREST CHARGES (CREDITS):
  INTEREST ON LONG-TERM DEBT, NET
  OTHER INTEREST EXPENSE                         5,515                  1                   25
  ALLOWANCE FOR BORROWED FUNDS USED
  DURING CONSTRUCTION
    TOTAL INTEREST CHARGES, NET                  5,515                  1                   25

PREFERRED STOCK CASH DIVIDENDS

NET INCOME                                       1,245                (93)              (4,330)

RETAINED EARNINGS AT BEGINNING OF YEAR          10,379             (6,645)               3,222
OTHER                                                                (625)
COMMON STOCK CASH DIVIDENDS DECLARED                                                    (1,500)
RETAINED EARNINGS AT END OF YEAR                11,624             (7,363)              (2,608)





9





                                                  SCANA CORPORATION
                            CONSOLIDATING STATEMENT OF INCOME AND RETAINED EARNINGS
                                         FOR THE YEAR ENDED DECEMBER 31, 1996
                                                (THOUSANDS OF DOLLARS)


                                                    SCANA               SCANA             SUBURBAN PROPANE
                                                RESOURCES, INC        PETROLEUM              GROUP, INC.
                                                 CONSOLIDATED         RESOURCES             CONSOLIDATED
OPERATING REVENUES:
  ELECTRIC
  GAS
  TRANSIT
    TOTAL OPERATING REVENUES

OPERATING EXPENSES:
  FUEL USED IN ELECTRIC GENERATION
  PURCHASED POWER
  GAS PURCHASED FOR RESALE
  OTHER OPERATION
  MAINTENANCE
  DEPRECIATION AND AMORTIZATION
  INCOME TAXES
  OTHER TAXES
    TOTAL OPERATING EXPENSES

OPERATING INCOME

OTHER INCOME:
  SUBSIDIARY EQUITY EARNINGS
  ALLOWANCE FOR EQUITY FUNDS USED
   DURING CONSTRUCTION
  OTHER INCOME, NET OF INCOME TAXES                   54                16,373                2,103
    TOTAL OTHER INCOME                                54                16,373                2,103

INCOME BEFORE INTEREST CHARGES
  AND PREFERRED STOCK DIVIDENDS                       54                16,373                2,103

INTEREST CHARGES (CREDITS):
  INTEREST ON LONG-TERM DEBT, NET
  OTHER INTEREST EXPENSE                              33                 3,799                  102
  ALLOWANCE FOR BORROWED FUNDS USED
   DURING CONSTRUCTION
    TOTAL INTEREST CHARGES, NET                       33                 3,799                  102

PREFERRED STOCK CASH DIVIDENDS

NET INCOME                                            21                12,574                2,001

RETAINED EARNINGS AT BEGINNING OF YEAR              (128)              (80,757)              13,970
OTHER
COMMON STOCK CASH DIVIDENDS DECLARED                                    (3,500)              (1,600)
RETAINED EARNINGS AT END OF YEAR                    (107)              (71,683)              14,371



10




                                               SCANA CORPORATION
                           CONSOLIDATING STATEMENT OF INCOME AND RETAINED EARNINGS
                                    FOR THE YEAR ENDED DECEMBER 31, 1996
                                             (THOUSANDS OF DOLLARS)

                                                                  SCANA PROPANE        SCANA
                                            SERVICECARE, INC.     SERVICES, INC.    CORPORATION       ELIMINATIONS

OPERATING REVENUES:
  ELECTRIC                                                                                             (278,132)
  GAS                                                                                                  (158,533)
  TRANSIT
    TOTAL OPERATING REVENUES                                                                           (436,665)

OPERATING EXPENSES:
  FUEL USED IN ELECTRIC GENERATION                                                                     (178,116)
  PURCHASED POWER                                                                                       (95,343)
  GAS PURCHASED FOR RESALE                                                                             (158,533)
  OTHER OPERATION                                                                                          (171)
  MAINTENANCE
  DEPRECIATION AND AMORTIZATION
  INCOME TAXES
  OTHER TAXES
    TOTAL OPERATING EXPENSES                                                                           (432,163)

OPERATING INCOME                                                                                         (4,502)

OTHER INCOME:
  SUBSIDIARY EQUITY EARNINGS                                                         219,005           (219,005)
  ALLOWANCE FOR EQUITY FUNDS USED
   DURING CONSTRUCTION
  OTHER INCOME, NET OF INCOME TAXES                 306              904              10,130            (12,581)
    TOTAL OTHER INCOME                              306              904             229,135           (231,586)

INCOME BEFORE INTEREST CHARGES
  AND PREFERRED STOCK DIVIDENDS                     306              904             229,135           (236,088)

INTEREST CHARGES (CREDITS):
  INTEREST ON LONG-TERM DEBT, NET                                                      8,991             (4,118)
  OTHER INTEREST EXPENSE                            201              111               4,858            (12,965)
  ALLOWANCE FOR BORROWED FUNDS USED
   DURING CONSTRUCTION
    TOTAL INTEREST CHARGES, NET                     201              111              13,849            (17,083)

PREFERRED STOCK CASH DIVIDENDS

NET INCOME                                          105              793             215,286           (219,005)

RETAINED EARNINGS AT BEGINNING OF YEAR           (1,286)                             497,991           (346,587)
OTHER                                              (386)                                (386)             1,011
COMMON STOCK CASH DIVIDENDS DECLARED                                (500)           (154,725)           154,700
RETAINED EARNINGS AT END OF YEAR                 (1,567)             293             558,166           (409,881)







11






                                                  SCANA CORPORATION
                                             CONSOLIDATING BALANCE SHEET
                                                  DECEMBER 31, 1996
                                                (THOUSANDS OF DOLLARS)

                                                        SCANA              SOUTH CAROLINA        SOUTH CAROLINA
                                                    CORPORATION            ELECTRIC & GAS          GENERATING
                                                    CONSOLIDATED              COMPANY             COMPANY, INC.


ASSETS

UTILITY PLANT:
  ELECTRIC                                           4,135,567              3,870,561              265,006
  GAS                                                  540,196                338,095
  TRANSIT                                                3,923                  3,923
  COMMON                                                81,858                 81,858
    TOTAL                                            4,761,544              4,294,437              265,006
  LESS ACCUMULATED DEPRECIATION AND AMORTIZATION     1,517,847              1,331,824               96,546
    TOTAL                                            3,243,697              2,962,613              168,460
  CONSTRUCTION WORK IN PROGRESS                        219,150                193,278                9,546
  NUCLEAR FUEL, NET OF ACCUMULATED AMORTIZATION         41,006
  ACQUISITION ADJUSTMENT - GAS, NET OF ACCUM AMORT      25,175
      UTILITY PLANT, NET                             3,529,028              3,155,891              178,006

OTHER PROPERTY AND INVESTMENTS:
  NONUTILITY PROPERTY, NET OF ACCUM DEPRECIATION       159,143                 11,468
  INVESTMENTS IN SUBSIDIARIES:
    SECURITIES
    ADVANCES
  INVESTMENTS                                          186,105                     61
      TOTAL OTHER PROPERTY & INVESTMENTS               345,248                 11,529

CURRENT ASSETS:
  CASH AND TEMPORARY CASH INVESTMENTS                   17,349                  5,399
  RECEIVABLES - CUSTOMER AND OTHER                     239,286                170,391                  109
  RECEIVABLES - ASSOCIATED COMPANIES                                           12,719                8,592
  INVENTORIES (AT AVERAGE COST):
    FUEL                                                67,428                  3,303                6,571
    MATERIALS & SUPPLIES                                49,449                 45,375                1,520
  PREPAYMENTS                                           13,276                  8,405                  626
  DEFERRED INCOME TAXES                                 20,776                 20,025
      TOTAL CURRENT ASSETS                             407,564                265,617               17,418

DEFERRED DEBITS:
  EMISSION ALLOWANCES                                   30,457
  ENVIRONMENTAL                                         41,375                 41,375
  NUCLEAR PLANT DECOMMISSIONING FUND                    42,194                 42,194
  PENSION ASSET                                         57,931                 57,931
  OTHER                                                305,549                294,244                1,252
      TOTAL DEFERRED DEBITS                            477,506                435,744                1,252

        TOTAL                                        4,759,346              3,868,781              196,676



12




                                                   SCANA CORPORATION
                                              CONSOLIDATING BALANCE SHEET
                                                   DECEMBER 31, 1996
                                                 (THOUSANDS OF DOLLARS)



                                                          SCANA           SOUTH CAROLINA        SOUTH CAROLINA
                                                       CORPORATION        ELECTRIC & GAS          GENERATING
                                                       CONSOLIDATED          COMPANY             COMPANY, INC.
CAPITALIZATION & LIABILITIES

STOCKHOLDERS' INVESTMENT:
  COMMON EQUITY                                         1,683,448           1,413,461               29,557
  PREFERRED STOCK (NOT SUBJECT TO PURCHASE OR
   SINKING FUNDS)                                          26,027              26,027
    TOTAL STOCKHOLDERS' INVESTMENT                      1,709,475           1,439,488               29,557
PREFERRED STOCK (SUBJ TO PURCHASE OR SINKING FUNDS)        43,014              43,014
LONG-TERM DEBT, NET                                     1,581,608           1,210,617               92,150
      TOTAL CAPITALIZATION                              3,334,097           2,693,119              121,707

CURRENT LIABILITIES:
  SHORT-TERM BORROWINGS                                   144,599              90,000
  CURRENT PORTION OF LONG-TERM DEBT                        51,220              42,755                3,700
  CURRENT PORTION OF PREFERRED STOCK                        2,432               2,432
  ACCOUNTS PAYABLE                                        157,475              40,682                6,147
  ACCOUNTS PAYABLE - ASSOCIATED COMPANIES                                      31,395                1,250
  CUSTOMER DEPOSITS                                        16,122              14,944
  TAXES ACCRUED                                            70,610              68,261                4,184
  INTEREST ACCRUED                                         25,609              21,304                  583
  DIVIDENDS DECLARED                                       40,773              35,972                  900
  OTHER                                                     7,200               4,999                   50
      TOTAL CURRENT LIABILITIES                           516,040             352,744               16,814

DEFERRED CREDITS:
  DEFERRED INVESTMENT TAX CREDITS                          84,100              75,073                7,583
  DEFERRED INCOME TAXES                                   577,509             522,570               42,838
  RESERVE FOR NUCLEAR PLANT DECOMMISSIONING                42,194              42,194
  OTHER                                                   205,406             183,081                7,734
      TOTAL DEFERRED CREDITS                              909,209             822,918               58,155

        TOTAL                                           4,759,346           3,868,781              196,676




13




                                               SCANA CORPORATION
                                         CONSOLIDATING BALANCE SHEET
                                               DECEMBER 31, 1996
                                             (THOUSANDS OF DOLLARS)




                                                         SOUTH CAROLINA       SOUTH CAROLINA          SCANA
                                                              FUEL            PIPELINE CORP.        DEVELOPMENT
                                                          COMPANY, INC.       CONSOLIDATED          CORPORATION


ASSETS

UTILITY PLANT:
  ELECTRIC
  GAS                                                                              202,101
  TRANSIT
  COMMON
    TOTAL                                                                          202,101
  LESS ACCUMULATED DEPRECIATION AND AMORTIZATION                                    89,477
    TOTAL                                                                          112,624
  CONSTRUCTION WORK IN PROGRESS                                                     16,326
  NUCLEAR FUEL, NET OF ACCUMULATED AMORTIZATION               41,006
  ACQUISITION ADJUSTMENT - GAS, NET OF ACCUM AMORT                                  25,175
      UTILITY PLANT, NET                                      41,006               154,125

OTHER PROPERTY AND INVESTMENTS:
  NONUTILITY PROPERTY, NET OF ACCUM DEPRECIATION                                                       23,691
  INVESTMENTS IN SUBSIDIARIES:
    SECURITIES
    ADVANCES
  INVESTMENTS                                                                            2                150
      TOTAL OTHER PROPERTY & INVESTMENTS                                                 2             23,841

CURRENT ASSETS:
  CASH AND TEMPORARY CASH INVESTMENTS                                                  821                506
  RECEIVABLES - CUSTOMER AND OTHER                                85                20,342              6,264
  RECEIVABLES - ASSOCIATED COMPANIES                                                22,927                 13
  INVENTORIES (AT AVERAGE COST):
    FUEL                                                      29,818                23,086
    MATERIALS & SUPPLIES                                                               308
  PREPAYMENTS                                                    353                 1,379                385
  DEFERRED INCOME TAXES                                                                  3
      TOTAL CURRENT ASSETS                                    30,256                68,866              7,168

DEFERRED DEBITS:
  EMISSION ALLOWANCES                                         30,457
  ENVIRONMENTAL
  NUCLEAR PLANT DECOMMISSIONING FUND
  PENSION ASSET
  OTHER                                                                             4,692               2,087
      TOTAL DEFERRED DEBITS                                   30,457                4,692               2,087

        TOTAL                                                101,719              227,685              33,096




14







                                                    SCANA CORPORATION
                                              CONSOLIDATING BALANCE SHEET
                                                    DECEMBER 31, 1996
                                                  (THOUSANDS OF DOLLARS)




                                                  SOUTH CAROLINA      SOUTH CAROLINA        SCANA
                                                       FUEL           PIPELINE CORP.     DEVELOPMENT
                                                   COMPANY, INC.       CONSOLIDATED      CORPORATION
CAPITALIZATION & LIABILITIES

STOCKHOLDERS' INVESTMENT:
  COMMON EQUITY                                             1             96,545            13,925
  PREFERRED STOCK (NOT SUBJECT TO PURCHASE OR
   SINKING FUNDS)
    TOTAL STOCKHOLDERS' INVESTMENT                          1             96,545            13,925
PREFERRED STOCK (SUBJ TO PURCHASE OR SINKING FUNDS)
LONG-TERM DEBT, NET                                    66,141             45,000            16,754
      TOTAL CAPITALIZATION                             66,142            141,545            30,679

CURRENT LIABILITIES:
  SHORT-TERM BORROWINGS                                                   10,986
  CURRENT PORTION OF LONG-TERM DEBT                                        1,250
  CURRENT PORTION OF PREFERRED STOCK
  ACCOUNTS PAYABLE                                     26,059             43,125               (60)
  ACCOUNTS PAYABLE - ASSOCIATED COMPANIES              11,698                742             1,142
  CUSTOMER DEPOSITS                                                           45
  TAXES ACCRUED                                        (1,361)             4,032               271
  INTEREST ACCRUED                                                           850
  DIVIDENDS DECLARED                                                       1,800
  OTHER                                                     5                457                81
      TOTAL CURRENT LIABILITIES                        36,401             63,287             1,434

DEFERRED CREDITS:
  DEFERRED INVESTMENT TAX CREDITS                                          1,444
  DEFERRED INCOME TAXES                                  (825)            14,440
  RESERVE FOR NUCLEAR PLANT DECOMMISSIONING
  OTHER                                                     1              6,969               983
      TOTAL DEFERRED CREDITS                             (824)            22,853               983

        TOTAL                                         101,719            227,685            33,096




15







                                              SCANA CORPORATION
                                         CONSOLIDATING BALANCE SHEET
                                              DECEMBER 31, 1996
                                           (THOUSANDS OF DOLLARS)


                                                              SCANA            PRIMESOUTH, INC.     SCANA ENERGY
                                                        COMMUNICATIONS, INC.     CONSOLIDATED      MARKETING, INC.


ASSETS

UTILITY PLANT:
  ELECTRIC
  GAS
  TRANSIT
  COMMON
    TOTAL
  LESS ACCUMULATED DEPRECIATION AND AMORTIZATION
    TOTAL
  CONSTRUCTION WORK IN PROGRESS
  NUCLEAR FUEL, NET OF ACCUMULATED AMORTIZATION
  ACQUISITION ADJUSTMENT - GAS, NET OF ACCUM AMORT
      UTILITY PLANT, NET

OTHER PROPERTY AND INVESTMENTS:
  NONUTILITY PROPERTY, NET OF ACCUM DEPRECIATION               22,017                42                5,512
  INVESTMENTS IN SUBSIDIARIES:
    SECURITIES
    ADVANCES
  INVESTMENTS                                                 172,190               395
      TOTAL OTHER PROPERTY & INVESTMENTS                      194,207               437                5,512

CURRENT ASSETS:
  CASH AND TEMPORARY CASH INVESTMENTS                             681               861
  RECEIVABLES - CUSTOMER AND OTHER                                968               607               29,225
  RECEIVABLES - ASSOCIATED COMPANIES                               27               383                  556
  INVENTORIES (AT AVERAGE COST):
    FUEL                                                                                                   1
    MATERIALS & SUPPLIES                                          305                                     15
  PREPAYMENTS                                                     300               968                  208
  DEFERRED INCOME TAXES                                             1               123                  121
      TOTAL CURRENT ASSETS                                      2,282             2,942               30,126

DEFERRED DEBITS:
  EMISSION ALLOWANCES
  ENVIRONMENTAL
  NUCLEAR PLANT DECOMMISSIONING FUND
  PENSION ASSET
  OTHER                                                           552               (20)                 273
      TOTAL DEFERRED DEBITS                                       552               (20)                 273

        TOTAL                                                 197,041              3,359              35,911





16





                                              SCANA CORPORATION
                                         CONSOLIDATING BALANCE SHEET
                                               DECEMBER 31, 1996
                                            (THOUSANDS OF DOLLARS)


                                                           SCANA           PRIMESOUTH, INC.    SCANA ENERGY
                                                    COMMUNICATIONS, INC.     CONSOLIDATED     MARKETING, INC.
CAPITALIZATION & LIABILITIES

STOCKHOLDERS' INVESTMENT:
  COMMON EQUITY                                             63,684              2,408              5,832
  PREFERRED STOCK (NOT SUBJECT TO PURCHASE OR
   SINKING FUNDS)
    TOTAL STOCKHOLDERS' INVESTMENT                          63,684              2,408              5,832
PREFERRED STOCK (SUBJ TO PURCHASE OR SINKING FUNDS)
LONG-TERM DEBT, NET                                                               372
      TOTAL CAPITALIZATION                                  63,684              2,780              5,832

CURRENT LIABILITIES:
  SHORT-TERM BORROWINGS
  CURRENT PORTION OF LONG-TERM DEBT
  CURRENT PORTION OF PREFERRED STOCK
  ACCOUNTS PAYABLE                                             234                 23             21,646
  ACCOUNTS PAYABLE - ASSOCIATED COMPANIES                  127,436                158              8,084
  CUSTOMER DEPOSITS
  TAXES ACCRUED                                             (2,468)                56               (709)
  INTEREST ACCRUED                                                                  1
  DIVIDENDS DECLARED
  OTHER                                                        230                417                 11
      TOTAL CURRENT LIABILITIES                            125,432                655             29,032

DEFERRED CREDITS:
  DEFERRED INVESTMENT TAX CREDITS
  DEFERRED INCOME TAXES                                      7,078               (172)                 8
  RESERVE FOR NUCLEAR PLANT DECOMMISSIONING
  OTHER                                                        847                 96              1,039
      TOTAL DEFERRED CREDITS                                 7,925                (76)             1,047

        TOTAL                                              197,041              3,359             35,911



17






                                                  SCANA CORPORATION
                                            CONSOLIDATING BALANCE SHEET
                                                 DECEMBER 31, 1996
                                               (THOUSANDS OF DOLLARS)

                                                             SCANA            SCANA         SUBURBAN PROPANE
                                                        RESOURCES, INC.      PETROLEUM         GROUP, INC.
                                                         CONSOLIDATED      RESOURCES, INC.    CONSOLIDATED
ASSETS

UTILITY PLANT:
  ELECTRIC
  GAS
  TRANSIT
  COMMON
    TOTAL
  LESS ACCUMULATED DEPRECIATION AND AMORTIZATION
    TOTAL
  CONSTRUCTION WORK IN PROGRESS
  NUCLEAR FUEL, NET OF ACCUMULATED AMORTIZATION
  ACQUISITION ADJUSTMENT - GAS, NET OF ACCUM AMORT
      UTILITY PLANT, NET

OTHER PROPERTY AND INVESTMENTS:
  NONUTILITY PROPERTY, NET OF ACCUM DEPRECIATION                356           75,010          15,486
  INVESTMENTS IN SUBSIDIARIES:
    SECURITIES
    ADVANCES
  INVESTMENTS                                                 3,422                           10,855
      TOTAL OTHER PROPERTY & INVESTMENTS                      3,778           75,010          26,341

CURRENT ASSETS:
  CASH AND TEMPORARY CASH INVESTMENTS                           285            1,047           2,334
  RECEIVABLES - CUSTOMER AND OTHER                              914            2,526           3,650
  RECEIVABLES - ASSOCIATED COMPANIES                                           7,477              45
  INVENTORIES (AT AVERAGE COST):
    FUEL                                                                                       4,090
    MATERIALS & SUPPLIES                                        552              232           1,017
  PREPAYMENTS                                                    38              205             196
  DEFERRED INCOME TAXES                                                                          205
      TOTAL CURRENT ASSETS                                    1,789           11,487          11,537

DEFERRED DEBITS:
  EMISSION ALLOWANCES
  ENVIRONMENTAL
  NUCLEAR PLANT DECOMMISSIONING FUND
  PENSION ASSET
  OTHER                                                          52              (25)            185
      TOTAL DEFERRED DEBITS                                      52              (25)            185

        TOTAL                                                 5,619           86,472          38,063





18






                                                  SCANA CORPORATION
                                             CONSOLIDATING BALANCE SHEET
                                                  DECEMBER 31, 1996
                                                (THOUSANDS OF DOLLARS)

                                                         SCANA             SCANA        SUBURBAN PROPANE
                                                     RESOURCES, INC.     PETROLEUM         GROUP, INC.
                                                      CONSOLIDATED     RESOURCES, INC.    CONSOLIDATED




CAPITALIZATION & LIABILITIES

STOCKHOLDERS' INVESTMENT:
  COMMON EQUITY                                            733              38,640            26,475
  PREFERRED STOCK (NOT SUBJECT TO PURCHASE OR
   SINKING FUNDS)
    TOTAL STOCKHOLDERS' INVESTMENT                         733              38,640            26,475
PREFERRED STOCK (SUBJ TO PURCHASE OR SINKING FUNDS)
LONG-TERM DEBT, NET                                        927              35,431             3,964
      TOTAL CAPITALIZATION                               1,660              74,071            30,439

CURRENT LIABILITIES:
  SHORT-TERM BORROWINGS
  CURRENT PORTION OF LONG-TERM DEBT                      3,515
  CURRENT PORTION OF PREFERRED STOCK
  ACCOUNTS PAYABLE                                         313              15,199             1,682
  ACCOUNTS PAYABLE - ASSOCIATED COMPANIES                   44               2,626                51
  CUSTOMER DEPOSITS                                                                            1,133
  TAXES ACCRUED                                             13               1,907               612
  INTEREST ACCRUED
  DIVIDENDS DECLARED                                                           900
  DEFERRED INCOME TAXES
  OTHER                                                     71                                   779
      TOTAL CURRENT LIABILITIES                          3,956              20,632             4,257

DEFERRED CREDITS:
  DEFERRED INVESTMENT TAX CREDITS
  DEFERRED INCOME TAXES                                      3              (8,451)            3,367
  RESERVE FOR NUCLEAR PLANT DECOMMISSIONING
  OTHER                                                                        220
      TOTAL DEFERRED CREDITS                                 3              (8,231)            3,367

        TOTAL                                            5,619              86,472            38,063







19




                                                 SCANA CORPORATION
                                            CONSOLIDATING BALANCE SHEET
                                                  DECEMBER 31, 1996
                                                (THOUSANDS OF DOLLARS)


                                                                            SCANA PROPANE       SCANA
                                                      SERVICECARE, INC.     SERVICES, INC.    CORPORATION    ELIMINATIONS





ASSETS

UTILITY PLANT:
  ELECTRIC
  GAS
  TRANSIT
  COMMON
    TOTAL
  LESS ACCUMULATED DEPRECIATION AND AMORTIZATION
    TOTAL
  CONSTRUCTION WORK IN PROGRESS
  NUCLEAR FUEL, NET OF ACCUMULATED AMORTIZATION
  ACQUISITION ADJUSTMENT - GAS, NET OF ACCUM AMORT
      UTILITY PLANT, NET

OTHER PROPERTY AND INVESTMENTS:
  NONUTILITY PROPERTY, NET OF ACCUM DEPRECIATION               220               3,630             1,711
  INVESTMENTS IN SUBSIDIARIES:
    SECURITIES                                                                                 1,689,987        (1,689,987)
    ADVANCES                                                                                     199,444          (199,444)
  INVESTMENTS                                                                                       (970)
      TOTAL OTHER PROPERTY & INVESTMENTS                       220               3,630         1,890,172        (1,889,431)

CURRENT ASSETS:
  CASH AND TEMPORARY CASH INVESTMENTS                          390                                 5,025
  RECEIVABLES - CUSTOMER AND OTHER                             612                 528             3,276              (211)
  RECEIVABLES - ASSOCIATED COMPANIES                             1                                59,754          (112,494)
  INVENTORIES (AT AVERAGE COST):
    FUEL                                                                           559
    MATERIALS & SUPPLIES                                       125
  PREPAYMENTS                                                  201                  12
  DEFERRED INCOME TAXES                                                              7               291
      TOTAL CURRENT ASSETS                                   1,329               1,106            68,346          (112,705)

DEFERRED DEBITS:
  EMISSION ALLOWANCES
  ENVIRONMENTAL                                                                                      632
  NUCLEAR PLANT DECOMMISSIONING FUND
  PENSION ASSET
  OTHER                                                        155                  20             2,082
      TOTAL DEFERRED DEBITS                                    155                  20             2,082

        TOTAL                                                1,704               4,756         1,960,600        (2,002,136)



20








                                                  SCANA CORPORATION
                                             CONSOLIDATING BALANCE SHEET
                                                  DECEMBER 31, 1996
                                                (THOUSANDS OF DOLLARS)


                                                                               SCANA PROPANE       SCANA
                                                         SERVICECARE, INC.     SERVICES, INC.    CORPORATION     ELIMINATIONS


CAPITALIZATION & LIABILITIES

STOCKHOLDERS' INVESTMENT:
  COMMON EQUITY                                               (1,568)            294            1,683,448       (1,689,987)
  PREFERRED STOCK (NOT SUBJECT TO PURCHASE OR
   SINKING FUNDS)
    TOTAL STOCKHOLDERS' INVESTMENT                            (1,568)            294            1,683,448       (1,689,987)
PREFERRED STOCK (SUBJ TO PURCHASE OR SINKING FUNDS)
LONG-TERM DEBT, NET                                                            3,349              192,400          (85,497)
      TOTAL CAPITALIZATION                                    (1,568)          3,643            1,875,848       (1,775,484)

CURRENT LIABILITIES:
  SHORT-TERM BORROWINGS                                                                            43,613
  CURRENT PORTION OF LONG-TERM DEBT
  CURRENT PORTION OF PREFERRED STOCK
  ACCOUNTS PAYABLE                                               112             157                2,156
  ACCOUNTS PAYABLE - ASSOCIATED COMPANIES                      3,195             553                              (188,374)
  CUSTOMER DEPOSITS
  TAXES ACCRUED                                                 (173)            512               (4,527)
  INTEREST ACCRUED                                                                                  2,949              (78)
  DIVIDENDS DECLARED                                                                               39,401          (38,200)
  OTHER                                                           47              24                   29
      TOTAL CURRENT LIABILITIES                                3,181           1,246               83,621         (226,652)

DEFERRED CREDITS:
  DEFERRED INVESTMENT TAX CREDITS
  DEFERRED INCOME TAXES                                                         (133)              (3,214)
  RESERVE FOR NUCLEAR PLANT DECOMMISSIONING
  OTHER                                                           91                                4,345
      TOTAL DEFERRED CREDITS                                      91            (133)               1,131

        TOTAL                                                  1,704           4,756            1,960,600       (2,002,136)


     The above-named claimant has caused this statement to be duly executed on its behalf by its authorized officer on this 26th day of February, 1997.



                                  SCANA CORPORATION
                                  (Name of Claimant)



                            BY: s/K. B. Marsh
                            (K. B. Marsh, Vice President-Finance, Chief
                            Financial Officer and Controller


CORPORATE SEAL
Attest:


s/H. Thomas Arthur
(H. Thomas Arthur, Vice President, General Counsel and Assistant
Secretary)


Name, title and address of officer to whom notices and correspondence concerning this statement should be addressed:




H. Thomas Arthur               Vice President, General Counsel
                                      and Assistant Secretary
   (Name)                                        (Title)




1426 Main Street, Columbia, South Carolina  29201
                    (Address)

EXHIBIT B.  Financial Data Schedule

     If, at the time a report on this form is filed, the registrant is required to submit this report and any amendments thereto electronically via EDGAR, the registrant shall furnish a Financial Data Schedule. The Schedule shall set forth the financial and other data specified below that are applicable to the registrant on a consolidated basis.

EXHIBIT C

     An organizational chart showing the relationship of each EWG or foreign utility company to associate companies in the holding-company system.






24